SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                       ______________________

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No.   )

                   MARTIN MARIETTA MATERIALS, INC.
                          (Name of Issuer)

                    Common Stock, $.01 par value
                   (Title of Class of Securities)

                            573284106
                          (CUSIP Number)

                       Richard C. Perry
                       Perry Corp.
                       599 Lexington Avenue
                       New York, NY 10022
                       (212) 583-4000
           (Name, address and telephone number of person authorized to receive notices and communications)

                          October 31, 1996
      (Date of event which requires filing of this statement)
                       ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)










                            PAGE 1 OF 9 PAGES

                                   13D
CUSIP No.  573284106                                  PAGE 2 OF 9 PAGES


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON                         PERRY CORP.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
              OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        New York

_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER                 2,691,208

SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER                  -0-

OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER            2,691,208

REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER             -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON                  2,691,208

_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                       5.84%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      13D
CUSIP No.  573284106                                  PAGE 3 OF 9 PAGES


_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.     Richard C. Perry
          OF ABOVE PERSON
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                 OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER            2,691,208 (all shares are
                           owned beneficially by Perry Corp.)
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER             -0-
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER        2,691,208 (all shares are
                           owned beneficially by Perry Corp.)
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER         -0-

_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON              2,691,208 (all shares are
                           owned beneficially by Perry Corp.)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                     5.84%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                        IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  573284106                                  PAGE 4 OF 9 PAGES



Item 1.     Security and Issuer.

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $.01 par value (the
"Common Stock"), of MARTIN MARIETTA MATERIALS, INC., a North
Carolina corporation whose principal executive offices are located at 2710 Wycliff Road, Raleigh, NC 27607-3303 (the
"Company").

Item 2.     Identity and Background.

            This Schedule 13D is being filed on behalf of Perry Corp., a New York corporation whose principal offices are located at 599 Lexington Avenue, New York, NY 10022 ("Perry Corp."), and Richard C. Perry, with respect to the shares of Common Stock owned beneficially by Perry Corp. Perry Corp. is a private investment management firm.

            Richard C. Perry is the President and sole stockholder of Perry Corp. His business address is c/o Perry
Corp., 599 Lexington Avenue, New York, NY 10022. He is a citizen of the United States.

            Neither Perry Corp. nor Richard C. Perry has, during the last five years:

            A.    been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors); or

            B. been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            On October 31, 1996, Perry Corp. acquired 542,408 shares of Common Stock from Lockheed Martin Corporation in an exchange offer pursuant to Section 13(e)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in exchange for Perry Corp.'s tender of 114,917 shares of Lockheed Martin Corporation common stock. The tendered shares of Lockheed Martin Corporation common were held in certain investment accounts under the management and control of Perry Corp. (See
Item 5(d)).

CUSIP No.  573284106                                  PAGE 5 OF 9 PAGES



            The source of funds for the purchases of the other 2,148,800 shares of Common Stock reported by Perry Corp. herein was the investment capital of certain investment accounts under the management and control of Perry Corp. (See Item 5(d)). The total amount of such funds is $46,024,566.

Item 4.     Purpose of Transaction.

            The purpose of the acquisition of shares of Common Stock by Perry Corp. is for investment. Perry Corp. intends to review its holdings with respect to the Company on a continuing basis. Depending on Perry Corp's evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Perry Corp. may acquire additional shares of Common Stock or other securities of the Company, sell all or a portion of its shares of Common Stock or other securities of the Company, now owned or hereafter acquired, or maintain its position at current levels.

            Perry Corp. has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Perry Corp. may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters.

Item 5.     Interest in Securities of the Issuer.

            (a) As of November 4, 1996, Perry Corp. beneficially owns, within the meaning of Rule 13d-3 under the Exchange Act, 2,691,208 shares of the Common Stock or approximately 5.84% of the outstanding shares of Common Stock (based upon 46,079,300 shares of Common Stock reported to be outstanding by the Company as of July 31, 1996 in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996).

            (b) Perry Corp. has the power to vote and dispose of the 2,691,208 shares of Common Stock beneficially owned by it, which power may be exercised by its President and sole stockholder, Richard C. Perry.

            (c) All transactions in the Common Stock by Perry
Corp. during the past 60 days are described on Schedule A hereto.

CUSIP No.  573284106                                  PAGE 6 OF 9 PAGES



            (d) The shares reported herein by Perry Corp. are owned beneficially by Perry Corp. for the benefit of investor accounts managed and controlled by Perry Corp. Perry Corp. is the managing general partner of Perry Partners LP, a Delaware limited partnership, and is the investment manager of Perry Partners International, Inc., a British Virgin Islands corporation, and several managed accounts. Investors in Perry Partners LP, Perry Partners International, Inc. and such managed accounts have the right to receive dividends and proceeds from the sale of the Common Stock. No such investor has an interest which relates to more than 5% of the Common Stock outstanding.

            Because of the foregoing relationships, Perry Corp. and Richard C. Perry disclaim beneficial ownership of shares of Common Stock reported herein, for purposes of Section 13(d) of the Exchange Act or otherwise, other than the portion of such shares which relates to their respective individual economic interests in the shares.

            (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Issuer's Securities

            Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1. Joint Filing Agreement of Perry Corp. and Richard C. Perry, as required by Rule 13D-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

CUSIP No.  573284106                                  PAGE 7 OF 9 PAGES



                            SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1996

                                   PERRY CORP.


                                   By: /s/ Richard C. Perry
                                       -----------------------
                                       Richard C. Perry
                                       President


                                   /s/ Richard C. Perry
                                      ---------------------------
                                       Richard C. Perry

CUSIP No.  573284106                                  PAGE 8 OF 9 PAGES

                               SCHEDULE A

                               PERRY CORP.

                    Transactions in the Common Stock
                          in the past 60 days


Trade      Stock      Number of Shares      Purchase Price
Date       Symbol*    Purchased/(Sold)      Per Share
------     ------     ----------------      --------------

10/31/96      MLM          542,408                **
10/21/96      MLM          134,000                23.25
10/21/96      MLMWI        116,000                23.61
10/18/96      MLMWI         25,000                20.98
10/18/96      MLM          (25,000)               21.13
10/10/96      MLMWI         39,200                21.13
10/10/96      MLMWI         22,800                21.13
10/09/96      MLMWI        281,400                21.53
10/08/96      MLMWI        367,700                21.45
10/08/96      MLM         (100,000)               22.38
10/07/96      MLMWI        406,500                21.22
10/07/96      MLM         (196,500)               22.10
10/04/96      MLMWI        200,000                21.13
10/04/96      MLM           73,600                21.79
10/03/96      MLM           43,600                21.63
10/01/96      MLM           60,000                21.40
09/25/96      MLM              500                22.25
09/24/96      MLM           30,900                22.02
09/23/96      MLM           25,000                21.05
09/20/96      MLM           50,000                21.11
09/19/96      MLM          100,000                20.81
09/18/96      MLM          150,000                20.29
09/17/96      MLM          (15,900)               19.84
09/17/96      MLM           60,000                20.48
09/16/96      MLM          300,000                20.17

------------------

* 'MLM' refers to transactions in the Common Stock. 'MLMWI' refers to transactions in the when-issued market for the Common Stock. Except where otherwise indicated, all transactions were ordinary trading transactions effected on the New York Stock Exchange.

**    On October 31, 1996, Perry Corp. acquired 542,408 shares of
      Common Stock from Lockheed Martin Corporation in an exchange offer pursuant to Section 13(e)(4) of the Securities
      Exchange Act of 1934, as amended, in exchange for Perry
      Corp.'s tender of 114,917 shares of Lockheed Martin
      Corporation common stock.

CUSIP No.  573284106                                  PAGE 9 OF 9 PAGES

                               EXHIBIT 1
                               ----------

                         JOINT FILING AGREEMENT
                      PURSUANT TO RULE 13D-1(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  November 5, 1996

                                   PERRY CORP.


                                   By: /s/ Richard C. Perry
                                       -----------------------
                                       Richard C. Perry
                                       President


                                   /s/ Richard C. Perry
                                      ---------------------------
                                       Richard C. Perry